UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )
Brooklyn ImmunoTherapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

114082100
(CUSIP Number)

Charles Cherington
c/o Ara Partners
5300 Memorial Drive, Suite 500
Houston, Texas 77007
(713) 817-5702
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114082100

1	NAMES OF REPORTING PERSONS
Charles Cherington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,313,297(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,313,297(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,313,297(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consist of (i) 6,294,101 shares of common stock, par value $0.005 per share (“Common Stock”) of Brooklyn ImmunoTherapeutics, Inc. (the “Issuer”) and (ii) shares of Series A convertible preferred stock of the Issuer convertible into a total of 19,196 shares of Common Stock.
(2) Calculated based on 41,562,072 shares of Common Stock outstanding as of April 29, 2021, as reported in the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 30, 2021.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.005 per share (the “Common Stock”), of Brooklyn ImmunoTherapeutics, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 140 58th Street, Building A, Suite 2100, Brooklyn, New York 11220.

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by Charles Cherington (the “Reporting Person”). The Reporting Person is a director of the Issuer and a co-founder and managing partner of Ara Partners, a global private equity firm focused on industrial decarbonization investments. The Reporting Person’s principal office is located at 5300 Memorial Drive, Suite 500, Houston, Texas 77007.

(d)-(e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 25, 2021, Brooklyn ImmunoTherapeutics LLC (“BTX LLC”) completed a reverse merger (the “Merger”) with NTN Buzztime, Inc. (“NTN”) pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of August 12, 2020, among NTN, the BTX LLC, and BIT-Merger Sub, Inc., a wholly-owned subsidiary of NTN (“Merger Sub”). As a result of the Merger, BTX LLC became a wholly owned subsidiary of the Issuer, which changed its name to “Brooklyn ImmunoTherapeutics, Inc.” The reporting person is a former member of BTX LLC.

At the effective time of the Merger and as a result thereof, the members of BTX LLC exchanged all of their each equity interest in BTX LLC for an aggregate of 39,999,760 shares of common stock of NTN, which was distributed to the members of BTX LLC on a pro rata basis. Immediately after the closing of, and giving effect to the Merger and issuance of Common Stock in connection therewith, the Reporting Person was the beneficial owner of 6,313,297 shares of Common Stock, which is comprised of of (i) 6,294,101 shares of Common Stock and (ii) Series A convertible preferred stock convertible into a total of 19,196 shares of Common Stock. The Common Stock was acquired at a deemed price of $3.50 per share of Common Stock.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.

In connection with the Merger, the Reporting Person was appointed to serve as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its Common Stock of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information contained on the cover page to this Schedule 13D and as set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated by reference.

As of May 13, 2021, the Reporting Person (i) owns directly 6,294,101 shares of Common Stock outright and (ii) Series A convertible preferred stock convertible into 19,196 shares of Common Stock, which were issued upon consummation of the Merger .

(c)  Except as set forth in this Schedule 13D with reference to the Merger Agreement, the Reporting Person has not engaged in any transactions during the past 60 days in any Issuer Common Stock.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained as set forth or incorporated in Items 3, 4 and 5 is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Agreement and Plan of Merger and Reorganization, dated August 12, 2020, among NTN Buzztime, Inc., BIT Merger Sub, Inc. and Brooklyn Immunotherapeutics LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer on August 14, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 13, 2021

/s/ Charles Cherington
Charles Cherington